                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                          Commission file number 1-4238

                            LORAL MASTER SAVINGS PLAN





                                LORAL CORPORATION
                                600 Third Avenue
                            New York, New York 10016

                              REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994, together with the Report and Consent of Independent Accountants, are attached and filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Master Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                 LORAL MASTER SAVINGS PLAN
                                                 -------------------------
                                                            Plan

Date:  June 28, 1995                        BY:      STEPHEN L. JACKSON
                                                 -------------------------
                                                     Stephen L. Jackson
                                                     Plan Administrator

                         REPORT OF INDEPENDENT ACCOUNTS

                             -------------------


To the Master Plan Committee of
  Loral Corporation and Participants
  of The Loral Master Savings Plan:

We have audited the accompanying statements of the net assets available for benefits of the Loral Master Savings Plan (The "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994 and reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   COOPERS & LYBRAND L.L.P.



New York, New York
June 28, 1995

                           LORAL MASTER SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1994
                                 (In thousands)


                                       Non-Participant
                                          Directed                                  Participant Directed
                                         -----------    -----------------------------------------------------------------------

                                            Loral          Loral        IBM                               Fidelity    Fidelity
                                         Corporation    Corporation  Corporation                         Retirement    Growth
                                           Common         Common       Common     Fidelity   Fidelity      Money          &
                                            Stock          Stock        Stock     Magellan  Ginnie Mae     Market      Income
                                            Fund           Fund         Fund        Fund    Portfolio      Trust      Portfolio
                                         -----------    -----------  -----------  --------  ----------   ----------   ---------
Assets:

 Investments, at fair value
   (Notes 1, 2 and 4)                      $ 24,260       $ 17,274    $  4,243    $ 97,719    $ 17,398    $ 39,645    $ 50,401

 Investments, at contract value
   (Notes 1,2 and 4)


 Receivables (Note 3):
   Employer contributions                       469                                     39          13          21           1
   Participant contributions                                   105                     455         112         184          36

 Loans receivable from
   participants (Note 6)                      1,116                   4,595       1,336       2,724       1,897
                                           --------       --------    --------    --------    --------    --------    --------

   Total assets                              24,729         18,495       4,243     102,808      18,859      42,574      52,335
                                           --------       --------    --------    --------    --------    --------    --------
Liabilities:

 Forfeitures available to reduce future
   employer contributions (Note 2)                                                                             187
                                           --------       --------    --------    --------    --------    --------    --------
 Net assets available for benefits         $ 24,729       $ 18,495    $  4,243    $102,808    $ 18,859    $ 42,387    $ 52,335
                                           ========       ========    ========    ========    ========    ========    ========

                                                        Participant Directed
                                           ----------------------------------------------

                                           Fidelity     Fidelity     Fidelity     Fixed
                                           Overseas   Intermediate    Asset      Income
                                             Fund       Bond Fund    Manager      Fund        Total
                                           --------   ------------   --------   ---------    --------
Assets:

 Investments, at fair value
    (Notes 1, 2 and 4)                     $ 11,129     $    783     $  9,460                $272,312

 Investments, at contract value
   (Notes 1,2 and 4)                                                             $ 73,730      73,730


 Receivables (Note 3):
   Employer contributions                         2            1            2                     548
   Participant contributions                     35            6           38                     971

 Loans receivable from
   participants (Note 6)                        440           57          507       3,080      15,752
                                           --------     --------     --------    --------    --------


   Total assets                              11,606          847       10,007      76,810     363,313
                                           --------     --------     --------    --------    --------
Liabilities:

 Forfeitures available to reduce future
   employer contributions (Note 2)                                                                187
                                           --------     --------     --------    --------    --------
 Net assets available for benefits         $ 11,606     $    847     $ 10,007    $ 76,810    $363,126
                                           ========     ========     ========    ========    ========


                       See Notes to Financial Statements.

                           LORAL MASTER SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1993
                                 (In thousands)


                                                Non-Participant
                                                   Directed                           Participant Directed
                                                  -----------    -------------------------------------------------------------
                                                     Loral          Loral
                                                  Corporation    Corporation                             Fidelity
                                                     Common         Common     Fidelity    Fidelity     Retirement
                                                     Stock          Stock      Magellan   Ginnie Mae   Money Market
                                                     Fund           Fund        Fund      Portfolio       Trust        Total
                                                  -----------    -----------   --------   ----------   ------------   --------
Assets:
   Investments, at fair value
     (Notes 1, 2 and 4)                             $20,814        $15,226     $68,615     $22,227        $28,905     $155,787

   Receivables (Note 3):
     Employer contributions                           1,144                         46          18             25        1,233
     Participant contributions                                          95         504         176            205          980

   Loans receivable from participants (Note 6)                         901       3,310         927          2,125        7,263
                                                    -------        -------     -------     -------        -------     --------

     Total assets                                    21,958         16,222      72,475      23,348         31,260      165,263
                                                    -------        -------     -------     -------        -------     --------

Liabilities:

   Forfeitures available to reduce future
     employer contributions (Note 2)                                                 3           1            154          158
                                                    -------        -------     -------     -------        -------     --------

Net assets available for benefits                   $21,958        $16,222     $72,472     $23,347        $31,106     $165,105
                                                    =======        =======     =======     =======        =======     ========


                       See Notes to Financial Statements.

                           LORAL MASTER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994
                                 (In thousands)


                                        Non-Participant
                                           Directed                                 Participant Directed
                                          -----------      -------------------------------------------------------------------
                                             Loral            Loral            IBM                                   Fidelity
                                          Corporation      Corporation     Corporation                              Retirement
                                            Common           Common          Common       Fidelity     Fidelity       Money
                                             Stock            Stock           Stock       Magellan    Ginnie Mae      Market
                                             Fund             Fund            Fund          Fund      Portfolio       Trust
                                          -----------      -----------     -----------    --------    ----------    ----------
Additions:

 Contributions (Note 3):
   Employer                                 $ 4,811          $   405                      $    527      $   166      $   266
   Participant                                                 1,336                        10,329        1,819        3,603

 Investment income (Notes 2 and 6):
   Interest income                                                79                           277           64          136
   Dividend income                              337              249                         2,650        1,141        1,353

 Net appreciation (depreciation) in
   fair value of investments (Note 2)          (157)             209         $  563         (2,889)      (1,495)
                                            -------          -------         ------       --------      -------      -------
                                              4,991            2,278            563         10,894        1,695        5,358

Benefit payments (Note 5)                    (1,340)          (1,156)          (177)        (5,014)      (1,726)      (3,140)

Administrative expenses (Note 8)                 (3)              (4)                          (35)         (22)         (77)

Transfers among funds, net                     (877)           1,155           (605)        (2,346)      (6,128)      (1,781)

Transfer from Prior Plan (Note 1)                                             4,462         26,837        1,693       10,921

Net assets available for benefits
  beginning of year                          21,958           16,222                        72,472       23,347       31,106
                                            -------          -------         ------       --------      -------      -------

Net assets available for benefits
  end of year                               $24,729          $18,495         $4,243       $102,808      $18,859      $42,387
                                            =======          =======         ======       ========      =======      =======

                                                               Participant Directed
                                          ------------------------------------------------------------

                                          Fidelity
                                           Growth
                                              &        Fidelity      Fidelity      Fidelity     Fixed
                                           Income      Overseas    Intermediate     Asset      Income
                                          Portfolio      Fund       Bond Fund      Manager      Fund       Total
                                          ---------    --------    ------------    --------    -------    --------
Additions:

 Contributions (Note 3):
   Employer                                $    19      $    31       $   4        $    27                $  6,256
   Participant                               4,349        1,572          93          1,399     $ 5,167      29,667

 Investment income (Notes 2 and 6):
   Interest income                              70           22           1             22       2,548       3,219
   Dividend income                           3,183          186          52            280                   9,431

 Net appreciation (depreciation) in
   fair value of investments (Note 2)       (1,399)        (355)        (69)          (627)                (6,219)
                                           -------      -------       -----         ------     -------    -------
                                             6,222        1,456          81          1,101       7,715      42,354

Benefit payments (Note 5)                   (1,117)        (300)       (103)          (385)     (1,888)    (16,346)

Administrative expenses (Note 8)                (5)                                     (4)        (15)       (165)

Transfers among funds, net                   2,708        4,317         869          4,632      (1,944)

Transfer from Prior Plan (Note 1)           44,527        6,133                      4,663      72,942     172,178

Net assets available for benefits
  beginning of year                                                                                        165,105
                                           -------      -------       -----         ------     -------    -------

Net assets available for benefits
  end of year                              $52,335      $11,606       $ 847        $10,007     $76,810    $363,126
                                           =======      =======       =====        =======     =======    ========


                       See Notes to Financial Statements.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   Plan Description

     The Loral Master Savings Plan (the "Plan") includes the following individual qualified defined contribution 401(k) plans of certain divisions and subsidiaries of Loral Corporation (the "Company"): the Loral Corporation Deferred Income Savings Plan, the Loral Electro-Optical Systems, Inc. 401(k) Matching Contribution Plan, the Conic Corporation Deferred Income Retirement Plan, the Loral/Rolm Mil-Spec Corp. Retirement Income Savings Plan, the Frequency Sources, Inc. 401(k) Retirement Savings Plan, the Narda-Western Operations 401(k) Deferred Income Retirement Plan and the Narda Microwave Supplemental Retirement Savings Plan (the "Individual Plans"). Effective July 1, 1994, the Company established another Individual Plan, the Loral Federal Systems Deferred Income Retirement Plan (the "LFS Plan"), pursuant to the purchase of substantially all the assets and liabilities of IBM Federal Systems Company. At that date, certain participants of the IBM Corporation Tax Deferred Savings Plan (the "Prior Plan") became participants of the Plan and the Prior Plan transferred cash and assets equal to the participants' balances in the Prior Plan.

     The Plan is a defined contribution 401(k) plan designed to provide eligible employees with tax advantaged long-term savings for retirement. Participants are able to direct their investment to a combination of eight investment options: Loral Corporation Common Stock and seven mutual funds managed by Fidelity Management and Research Company. In addition, participants in the LFS Plan can direct their investment to the Fixed Income Fund.

     The Fixed Income Fund comprises guaranteed investment contracts with various financial institutions and the Fidelity Short-term Interest Fund. Fidelity Management Trust Company is the investment manager for the Fixed Income Fund and as such, places investment contracts with various financial institutions. The Plan's investment in the Fixed Income Fund represents an unsecured obligation of the financial institution that issued the investment contract. There are certain limitations, as defined in the LFS Plan document, with respect to transfers to or from the Fixed Income Fund. Pending the purchase of the investment contracts, participants' contributions are invested in the Fidelity Short-term Interest Fund.

     The IBM Corporation Common Stock Fund is a carry-over fund from the Prior Plan and contributions and reinvestment of dividends into the fund are not permitted. Effective December 31, 1995 the IBM Common Stock Fund will be discontinued and any remaining balance in the fund will be transferred to the Fidelity Retirement Money Market Trust.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

     Complete descriptions of the Plan and the Individual Plans, including eligibility requirements and vesting provisions, are contained in the Plan and the Individual Plan documents.

2.   Summary of Significant Accounting Policies

     Valuation of Investments

     Investments in Loral Corporation Common Stock and IBM Corporation Common Stock are valued at the last reported quoted market price on the last business day of the year.

     Investments in the Fidelity mutual funds are valued at quoted market prices which represent the net asset value per share as reported by Fidelity Management and Research Company.

     Investments in the Fixed Income Fund are stated at contract value as reported by the issuer. Contract value represents the principal amount placed with the issuer, plus interest at the contract rate, less withdrawals and expenses.

     Loans receivable from participants are valued at cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Investment Transactions and Investment Income

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

     Benefits Payable

     Benefits pertaining to 1994 and 1993, which were paid in 1995 and 1994, were approximately $4,866,000 and $504,000, respectively. These payments are reported as liabilities on Form 5500.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

     Forfeitures

     Participants vest in the Employer Contribution in accordance with the provisions of each Individual Plan. Non-vested Employer Contributions are forfeited upon termination or withdrawal. These amounts are used to reduce future Employer Contributions.

     Forfeitures for the year ended December 31, 1994 were approximately
     $180,000.

     Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year presentation.

3.   Contributions

     All active participants may contribute 2% to 6% of their cash compensation, as defined, to the Plan as a "Basic Contribution." In addition, participants who are making Basic Contributions at the maximum rate may elect to contribute an additional amount ranging up to 11% of their cash compensation as a "Voluntary Contribution", subject to Internal Revenue Code ("IRC") limitations. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the IRC.

     The Company will contribute amounts ranging from 20% to 100% of the participants' Basic Contribution in accordance with the provisions of the Individual Plans as an Employer Contribution. The amount of the contribution, the type of the contribution, the allocation to the various investment funds and limits on the contributions credited to a participant are governed by the Individual Plan documents.

     As of December 31, 1994 and 1993, there were approximately 13,300 and 4,100 participants in the Plan, respectively, some of whom have elected to invest in more than one fund.

     Although the Company has not expressed an intent to do so, the Company can discontinue its contributions and or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a discontinuance and or termination of the Plan, participants will become 100 percent vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

4.   Investments

     Plan investments at December 31, 1994 and 1993 were as follows:

                                                              1994               1993
                                                              ----               ----
                                                                   (In thousands)
                                                                   --------------
Investments at fair value:
     Loral Corporation Common Stock                         $ 41,534*           $ 36,040*
     IBM Corporation Common Stock                              4,243*
     Fidelity Magellan Fund                                   97,719*             68,615*
     Fidelity Ginnie Mae Portfolio                            17,398*             22,227*
     Fidelity Retirement Money Market Trust                   39,645*             28,905*
     Fidelity Growth & Income Portfolio                       50,401*
     Fidelity Overseas Fund                                   11,129*
     Fidelity Intermediate Bond Fund                             783
     Fidelity Asset Manager                                    9,460*
                                                            --------            --------
                                                            $272,312            $155,787
                                                            ========            ========
Investments at contract value:
     Fixed Income Fund                                      $ 73,730*
                                                            ========


* Represents greater than 5% of net assets available for plan benefits at beginning of the year.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

5.   Benefit Payments

     Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

     Generally a 10% penalty will be imposed on certain withdrawals made before the participant reaches age 59 1/2.

     Assets in a participant's account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC.

6.   Loans

     The Plan generally provides for loans to active participants. The maximum loan generally allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior year or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The Individual Plan Administrative Committees establish the interest rate and the repayment terms, both of which are fixed for the term of the loan. The interest is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to four years, with a nine year maximum for loans used in connection with the purchase of a principal residence, except for one of the Individual Plans where repayment periods range from five to ten years. Loan repayments are made through payroll deductions, with principal and interest being credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time.

7.   Tax Status

     The Plan filed a request with the Internal Revenue Service on March 31, 1995, for determination that the Plan constitutes a qualified plan under
     Section 401(a) of the IRC and is therefore exempt from Federal income taxes under Section 501(a). The Plan Administrator believes the Plan is a qualified plan under the IRC.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the Employer Contributions made on their behalf or on the Plan earnings credited to their account until such time as they are withdrawn.

8.   Administrative Expenses

     As provided for in the Individual Plan documents, certain administrative expenses are paid by the Plan. The remaining expenses are paid by the Company.

                           LORAL MASTER SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994



                                                            FACE AMOUNT
                                                                OR            FAIR/CONTRACT
DESCRIPTION                                                SHARES/UNITS           VALUE                COST
- -----------                                                ------------           -----                ----
                                                                              (In thousands)      (In thousands)

Loral Corporation Common Stock                               1,096,625          $ 41,534            $ 25,344
IBM Common Stock                                                57,730             4,243               3,713
Fidelity Magellan Fund                                       1,462,857            97,719              92,707
Fidelity Ginnie Mae Portfolio                                1,741,523            17,398              18,478
Fidelity Retirement Money Market Trust                      39,645,349            39,645              39,645
Fidelity Growth & Income Portfolio                           2,389,797            50,401              51,778
Fidelity Overseas Fund                                         407,654            11,129              11,496
Fidelity Intermediate Bond Fund                                 79,670               783                 832
Fidelity Asset Manager                                         684,008             9,460              10,038
Fixed Income Fund:
  Fidelity Short-term Interest Fund                          1,956,414             1,956               1,956
  Guaranteed Investment Contracts:
    Citibank, 8.99%, due April 5, 1995                      10,667,597            10,668              10,668
    Continental Assurance, 7.04%,
      due September 30, 1997                                 5,114,048             5,114               5,114
    Metropolitan Life, 9.03%, due January 3, 1995            6,254,826             6,255               6,255
    New York Life, 7.56%, due June 30, 1995                 10,591,021            10,591              10,591
    New York Life, 5.35%, due June 30, 1995                 13,968,318            13,968              13,968
    Peoples Security Life, 7.24%, due March 31, 1999         6,203,936             6,204               6,204
    Prudential Insurance Company of America
      7.03%, due July 5, 1995                               10,553,421            10,553              10,553
    Prudential Insurance Company of America
      6.49%, due March 31, 1995                              8,421,353             8,421               8,421
Participant Loans                                           15,752,391            15,752
                                                                                --------            --------
TOTAL                                                                           $361,794            $327,761
                                                                                ========            ========

                          LORAL MASTER SAVINGS PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                                (In thousands)



                                                                                 Gain
                                              Purchase     Selling    Cost of   (Loss)
Description                                     Price       Price      Asset    on Sale
- -----------                                   --------     -------    -------   -------

Loral Corporation Common Stock                 $10,142

Fidelity Magellan Fund                          48,667

Fidelity Ginnie Mae Portfolio                    5,950

Fidelity Retirement Money Market Trust          24,742

Fidelity Growth & Income Portfolio              54,979

Fidelity Overseas Fund                          12,954

Fidelity Intermediate Bond Fund                  1,235

Fidelity Asset Manager                          12,224

Fixed Income Fund                               79,723

                           LORAL MASTER SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                 (In thousands)
                                  (Continued)



                                                                                     Gain
                                          Purchase       Selling      Cost of       (Loss)
Description                                Price          Price        Asset       on Sale
- -----------                               --------       -------      -------      -------

Loral Corporation Common Stock                           $ 4,700      $ 2,851      $1,849

IBM Common Stock                                             536          503          33

Fidelity Magellan Fund                                    16,675       15,836         839

Fidelity Ginnie Mae Portfolio                              9,283        9,505        (222)

Fidelity Retirement Money Market Trust                    14,002       14,002

Fidelity Growth & Income Portfolio                         3,179        3,201         (22)

Fidelity Overseas Fund                                     1,469        1,456          13

Fidelity Intermediate Bond Fund                              383          403         (20)

Fidelity Asset Manager                                     2,138        2,170         (32)

Fixed Income Fund                                          5,993        5,993

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Loral Corporation on Form S-8 (File No. 33-55661) of our report dated June 28, 1995, on our audits of the financial statements and supplemental schedules of the Loral Master Savings Plan as of December 31, 1994 and 1993, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.



                                                        COOPERS & LYBRAND L.L.P.



New York, New York
June 28, 1995